Exhibit 99.1

GENFIT Reports Third Quarter 2024 Financial Information

•	Cash and cash equivalents totaled €96.0 million as of September 30, 2024

•	€59.7 million in revenues for the nine months ended September 30, 2024, including the €48.7 million milestone invoiced in June 2024 (received in August 2024) upon first sale of Ipsen’s Iqirvo® (elafibranor) in the U.S. for the treatment of Primary Biliary Cholangitis (PBC)

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland); November 7, 2024 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its cash position as of September 30, 2024 and revenue for the first nine months of 20241.

Cash Position

As of September 30, 2024, the Company’s cash and cash equivalents amounted to €96.0 million compared with €61.6 million as of June 30, 2024 and €77.8 million as of December 31, 2023.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until at least the start of the fourth quarter of 2025. This is based on current assumptions and programs and does not include exceptional events.

In the first nine months of 2024, cash utilization is mainly the result of our research and development efforts in our ACLF franchise (notably VS-01, NTZ, SRT-015, CLM-022, and VS-02 HE), as well as GNS561 in cholangiocarcinoma (CCA). Cash utilization is offset notably by the €48.7 million milestone received in August 2024 (invoiced in June 2024) upon first sale of Ipsen’s Iqirvo®2 (elafibranor) in the U.S. for the treatment of PBC.

Revenue

Revenue3 for the first nine months of 2024 amounted to €59.7 million compared to €14.3 million for the same period in 2023.

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1 Unaudited financial information under IFRS

2 Iqirvo® and Elative® are registered trademarks of GENFIT SA

3 Revenue recognized under IFRS 15

Substantially all revenue for the first nine months is attributable to our Collaboration and License Agreement with Ipsen and related Transition Services Agreements. Revenue growth is due to a milestone payment invoiced to Ipsen in June 2024 (collected in August 2024) following the first commercial sale of Iqirvo in the U.S.

Of the €59.7 million in revenues for the first nine months of 2024, €48.7 million was attributable to a milestone payment invoiced to Ipsen in June 2024 and €0.9 million was attributable to royalty revenue from U.S. sales of Iqirvo/elafibranor which commenced mid-June in application of the Collaboration and License Agreement with Ipsen signed in December 2021. The remainder is comprised of €9.3 million attributable to the partial recognition of deferred income of €40 million accounted for in accordance with IFRS 15, in application of the aforementioned licensing agreement, and €0.8 million generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 Elative®2 clinical trial until the complete transfer of the responsibility of the trial to Ipsen.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor4) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

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4 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about Company’s eligibility to receive future milestone payments from Ipsen relating to the development and commercial launch of elafibranor in PBC and expected cash runway. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024 and subsequent filings and reports filed with the AMF or SEC, including the Half- Year Business and Financial Report at June 30, 2024 or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com